UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.	Full Title of Plan: Humana Retirement Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Retirement Savings Plan
Index
December 31, 2010 and 2009

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2010 and 2009	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2010 and 2009	4

Notes to Financial Statements	5–18

Supplemental Schedule

Schedule of Assets (Held at End of Year), December 31, 2010	19

Signatures	20

Exhibit Index	21

Note:  Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

[PricewaterhouseCoopers LLC Letterhead]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Humana Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Humana Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky

June 23, 2011

PricewaterhouseCoopers LLP, 500 West Main Street, Ste. 1800, Louisville, KY  40202-2941
T: (502) 589 6100, F: (502) 585 7875, www.pwc.com/us

Humana Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets

Investments, at fair value	$1,592,949,861	$1,315,172,893
Employer contributions receivable	58,143,410	53,652,072
Participant contributions receivable Notes receivable from participants	810,299 37,383,514	838,620 30,187,720
Accrued interest and dividends	535,487	437,415

Total assets	1,689,822,571	1,400,288,720

Liabilities

Accrued expenses	648,011	590,235

Total liabilities	648,011	590,235

Net assets reflecting investments at fair value	1,689,174,560	1,399,698,485

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(11,105,239)	(8,060,159)

Net assets available for benefits	$1,678,069,321	$1,391,638,326

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$176,533,639	$219,716,015
Interest and dividend income	15,264,554	12,560,750
Total investment income	191,798,193	232,276,765

Contributions:
Participant	109,890,727	106,233,536
Employer (net of forfeitures)	101,661,388	97,295,728
Total contributions	211,552,115	203,529,264

Total additions	403,350,308	435,806,029

Deductions from net assets attributed to:
Benefits paid to participants	113,954,980	55,546,863
Administrative expenses	2,964,333	2,844,079

Total deductions	116,919,313	58,390,942

Net increase	286,430,995	377,415,087

Net assets available for benefits:
Beginning of year	1,391,638,326	1,014,223,239

End of year	$1,678,069,321	$1,391,638,326

The accompanying notes are an integral part of these financial statements.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Humana Retirement Savings Plan (formerly known as the “Humana Retirement and Savings Plan,” the “Plan”) is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.

General

The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its participating subsidiaries (the “Company” or “Humana”) who are not employed in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2008, the Plan became a Safe Harbor Plan. The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company’s Board of Directors is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The Company appointed Evercore Trust Company, N.A. (“Evercore Trust Company”) as the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”).

Participant Accounts

Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below.

Contributions

Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Internal Revenue Code of 1986, as amended (“IRC”). For the plan year ended December 31, 2010, the Plan maintained various accounts including the Pre-tax Savings Account, the After Tax Account, the Company Matching Account, the Retirement Account, and the Rollover Account, each as described below. Refer to the section titled “Plan Changes Beginning January 1, 2011” at the end of this footnote for account changes effective January 1, 2011 and April 1, 2011.

Pre-tax Savings Account

Eligible employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's annual pre-tax compensation, not to exceed the IRC limitation in effect for the calendar year, which was $16,500 for 2010 and 2009. The Company automatically enrolls eligible employees at a contribution rate of 4% of compensation on their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 6%. If an eligible employee does not want the automatic savings increase to apply, he/she must select a new contribution rate. Participants may change their contribution percentage at any time.

Participants who are age 50 or older and contribute the maximum federal limit or Plan maximum limit may elect to contribute an additional amount, a “catch-up” contribution, up to $5,500 in 2010 and 2009, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Company Matching Account

Through December 31, 2010, the Company’s matching contribution for any participating employee was equal to 100% of the first 1% of each pre-tax dollar the Participant contributed and 50% of the next 5% of each pre-tax dollar the Participant contributed up to a maximum of 6% of pre-tax contributions made by the Participant. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded bi-weekly and follow the Participants' investment elections. Effective January 1, 2011, the Company increased its matching contribution policy.  Refer to the section titled “Plan Changes Beginning January 1, 2011” at the end of this footnote for an explanation of changes.

After Tax Account

Eligible employees of the Company may participate in the Plan’s After Tax Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 2% of the Participant's annual compensation, on an after tax basis. Contributions to the After Tax Account are not eligible for Company matching contributions.

Retirement Account

For plan years through the year ended December 31, 2010, after an employee completed two years of service with the Company and had complied with certain other service requirements, the Company made annual contributions to the Retirement Account of the Plan on behalf of the employee. For the plan years ended December 31, 2010 and 2009, the Company made an allocation to the Participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeded the Social Security taxable wage base. Contribution amounts were computed as of the end of each plan year and are non-forfeitable. Effective January 1, 2011, the Retirement Account was eliminated and replaced with increased Company matching contributions for plan years beginning after the plan year ended December 31, 2010.  Refer to the section titled “Plan Changes Beginning January 1, 2011” at the end of this footnote for an explanation of changes.

Rollover Account

The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan.

Investment Options

In accordance with IRC Section 404(c), Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocation, contributions are invested in a Schwab Managed Retirement Trust FundTM based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.

Participant investment options consist of the Schwab Personal Choice Retirement Account (PCRA) and certain investment funds including mutual funds with registered investment companies and common/collective trust funds, which include the Humana Unitized Stock Fund and the Stable Value Fund. The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.

Each of the investment funds, including the Humana Unitized Stock Fund, is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Vesting

Participant contributions are non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable. The Retirement Account contributions are fully vested and non-forfeitable immediately.

Forfeitures

The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

For the years ended December 31, 2010 and 2009, forfeited nonvested accounts used to reduce employer contributions totalled $1,991,808 and $1,446,043, respectively. At December 31, 2010 and 2009, the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $50,502 and $13,734, respectively.

Benefit Payments and Withdrawals

Withdrawals at Termination

Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Upon termination, Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Partial distributions are not permitted. If a Participant elects to leave their money in the Plan upon termination, he/she may request a subsequent withdrawal at any time for a total distribution of their vested account balance.

Through December 31, 2010 benefits under the Plan were payable to terminated Participants through a lump sum distribution, installments not to exceed 20 years, or through purchase of an annuity. Effective January 1, 2011, the purchase of an annuity is no longer a distribution option. Refer to the section titled “Plan Changes Beginning January 1, 2011” at the end of this footnote for an explanation of changes.

In addition, the Plan permits Participants to roll over contributions to another qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.

Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund.

For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

In Service Withdrawals

59 ½ Withdrawals

Participants who are 59 ½ or older may make withdrawals from eligible accounts in accordance with the terms of the Plan. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals for each account.

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.

After Tax Account Withdrawals

Generally, a Participant may make a withdrawal from the After Tax account at any time. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals.

Participant Loans

Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.  Loans are deducted proportionately from all accounts and all fund investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.

Plan Changes Beginning January 1, 2011

On January 1, 2011, the Company renamed the Plan the Humana Retirement Savings Plan. The following changes were effective January 1, 2011:

•
Company Matching Account - The Company increased Company matching contributions, matching 125% of a Participant’s eligible pre-tax, Roth (discussed below) and catch-up contributions that combined do not exceed 6% of their eligible compensation. Matching contributions continue to be funded bi-weekly and follow the Participant’s investment elections. After-tax, Rollover, Roth Rollover and Roth Conversion contributions are not matched.

•
Retirement Account - The Retirement Account was eliminated and replaced with increased Company matching contributions discussed above. Participants who were eligible for a Retirement Account contribution for the 2010 plan year received their final contribution in March 2011. To have been eligible, Participants must have met the 2-year eligibility requirement and have been employed on December 30, 2010. This contribution was based on the Participant's qualifying compensation earned during the 2010 plan year.

•
Withdrawals at Termination - Participant’s distribution options include lump sum, rollover, and installment payments.  Due to low demand, the annuity option is no longer available, but Participants still have the opportunity to purchase annuities outside the Plan.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following changes were effective April 1, 2011:

•
Roth Contribution Account – Participants may elect to contribute to a Roth Contribution Account. A Participant may elect to contribute between 0% and 35% of their compensation to the Roth Account. This account is credited with amounts from a Participant’s compensation that they have elected to contribute to the Plan after paying income taxes, including catch-up contributions that are designated as Roth contributions. A participant will pay income taxes on their Roth contribution before they are contributed to the Plan, but while they remain in the Plan, Roth contributions grow tax free, and may be distributed from the Plan tax free under certain circumstances. Federal law imposes a 5-taxable-year period holding requirement for Roth contributions before they may be eligible for tax-free distribution from the Plan.

•	Contribution Limits - A Participant’s Roth contributions, when combined with their Pre-tax contributions and After-tax contributions, may not exceed 37% of their compensation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting of Fully Benefit-Responsive Investment Contracts

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 962 as it relates to fully benefit-responsive investment contracts, the Plan is required to report the Stable Value Fund’s investment contracts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits present the Stable Value Fund’s investment contracts at fair value and include an additional line item showing the adjustment of fully benefit-responsive investment contracts of the Stable Value Fund from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This would include investments in collective trusts for which there are no quoted prices available for the units of the collective trust; however, the underlying investments are measured at fair value based on quoted prices or other observable inputs.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined  using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.

The Plan's investments are recorded at fair value. Investments in mutual funds of registered investment companies are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund. The fair value of wrap contracts associated with the Stable Value Fund is determined based on the change in the present value of the contracts’ replacement cost. The PCRA is valued based on the quoted market prices of the underlying investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan from Plan assets and allocated to the Participants' accounts.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued new guidance that expands and clarifies existing disclosures about fair value measurements. Under the new guidance, the Plan is required to disclose additional information about movements of assets among the three-tier fair value hierarchy, present separately (that is, on a gross basis) information about purchases, sales, issuances, and settlements of financial instruments in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), and expand disclosures regarding the determination of fair value measurements. The Plan adopted the new disclosure provisions with the filing of this Form 11-K for the year ended December 31, 2010, except for the gross disclosures regarding purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements which will be effective for the Plan beginning with the filing of its Form 11-K for the year ended December 31, 2011.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

In September 2010, the FASB issued new guidance that clarifies how loans to participants should be classified and measured by defined contribution benefit plans.  Previously, participant loans were classified as investments. Under the new guidance, the Plan is required to classify participant loans as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the new disclosure provisions with the filing of this Form 11-K for the year ended December 31, 2010.

In May 2011, the FASB issued new guidance intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and those prepared in accordance with international financial reporting standards. While the new guidance is largely consistent with existing fair value measurement principles, it expands existing disclosure requirements for fair value measurements and makes other amendments which could change how existing fair value measurement guidance is applied. The new guidance will be effective for the Plan beginning with the filing of its Form 11-K for the year ended December 31, 2012.  We are currently evaluating the impact of the adoption of this new guidance on the Plan's financial statements.

Reclassification

The prior year Statement of Net Assets Available for Benefits reflects the reclassification of notes receivable from participants to conform to the current year presentation, as further discussed above.

3.         STABLE VALUE FUND

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) through a collective trust, the Stable Value Fund. The Stable Value Fund’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for Participant withdrawals and transfers. To accomplish these objectives, the Stable Value Fund invests primarily in investment contracts also known as synthetic GICs.  In a synthetic GIC, the underlying investments are owned by the Stable Value Fund. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contracts serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates.  Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Participants in the Stable Value Fund for the underlying investments). The wrapper contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay that difference to the Stable Value Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, the wrapper provider is obligated to contribute to the Stable Value Fund an amount necessary to maintain the contract’s crediting rate of at least zero percent. The circumstance under which payments are made and the timing of payments between the Stable Value Fund and the wrapper provider may vary based on the terms of the wrapper contract.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The key factors that influence future interest crediting rates include:

•	The level of market interest rates

•	The amount and timing of Participant contributions, transfers, and withdrawals into/out of the Stable Value Fund

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract

Interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. While there may be slight variations from one contract to another, most contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, this crediting rate formula amortizes the Stable Value Fund’s realized and unrealized fair value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract's interest crediting rate. In addition, Participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate. The resulting difference in the fair value of the underlying investments relative to the contract value is represented on the Plan's Statements of Net Assets Available for Benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The average yield earned by the Stable Value Fund for the synthetic GICs (which may differ from the interest rate credited to Participants in the Stable Value Fund) was 1.9% for 2010 and 2.5% for 2009. This average yield was calculated by dividing the annualized earnings of all investments in the Stable Value Fund (irrespective of the interest rate credited to Participants in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

The average yield credited to Participants in the Stable Value Fund was 3.6% for 2010 and 3.9% for 2009. This average yield was calculated by dividing the annualized earnings credited to Participants for all investments in the Stable Value Fund (irrespective of the actual earnings of the investments in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments.

The underlying investments of the Stable Value Fund’s synthetic GICs primarily consist of collective trust funds of the Invesco Group Trust for Retirement Savings (“IGT”), a collective trust managed by Invesco National Trust Company. These funds invest in fixed income securities of the highest credit quality, generally AAA. At December 31, 2010 and 2009, the Plan had an approximate 99% interest and the Humana Puerto Rico 1165(e) Retirement Plan had an approximate 1% interest in the Stable Value Fund.

The Plan’s total investment in synthetic GICs held in the Fund as of December 31, 2010 and 2009, respectively, was as follows:

2010	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	A+/Aa3	$35,207,943	$194,505	$(2,107,707)	$33,294,741

IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	AA-/Aa1	40,299,737	-	(2,611,279)	37,688,458

IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA-/A1	40,032,447	70,226	(2,182,279)	37,920,394

IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A+/Aa3	46,454,584	-	(1,828,051)	44,626,533

IGT Invesco Short-term Bond Fund – Pacific Life Insurance Company wrap contract	A+/A1	10,421,924	20,004	(249,499)	10,192,429

IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA-/Aa2	54,811,850	-	(2,126,424)	52,685,426

Total Synthetic Guaranteed Investment Contracts		227,228,485	284,735	(11,105,239)	216,407,981

Short-term Investments:
State Street Global Advisors Government Money Market Fund		11,942,128	-	-	11,942,128
Total		$239,170,613	$284,735	$(11,105,239)	$228,350,109

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

2009	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value

Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	A+/Aa3	$33,203,259	$118,034	$(1,427,620)	$31,893,673

IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	AA-/Aa1	38,292,215	96,869	(2,398,718)	35,990,366

IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA-/A1	37,393,024	-	(1,646,998)	35,746,026

IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A+/Aa3	44,177,415	-	(1,151,738)	43,025,677

IGT Invesco Short-term Bond Fund – Pacific Life Insurance Company wrap contract	AA-/A1	7,817,902	5,443	(110,636)	7,712,709

IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA-/Aa2	52,099,120	-	(1,324,449)	50,774,671

Total Synthetic Guaranteed Investment Contracts		212,982,935	220,346	(8,060,159)	205,143,122

Short-term Investments:
State Street Global Advisors Government Money Market Fund		5,557,957	-	-	5,557,957
Total		$218,540,892	$220,346	$(8,060,159)	$210,701,079

4.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2010 and 2009. Investments that individually represent 5% or more of the Plan's net assets available for benefits have been separately identified.

	2010	2009

Stable Value Fund	$239,455,348	$218,761,238
Humana Unitized Stock Fund	220,646,148	196,933,607
Pimco Total Return Fund	163,677,415	135,202,072
State Street Russell All Cap Stock Index I Fund	139,993,225	108,683,748
Artisan International Growth Trust	125,709,116	114,756,819
Schwab Institutional Large Cap Value Trust Fund	118,935,905	102,200,398
EB Daily Liquidity Small Cap Stock Index	101,598,895	71,777,916
Prudential Jennison Small Company Z	94,474,658	75,249,944
Neuberger Berman Large Cap Disciplined Growth Fund	87,541,391	79,505,214
Other investments (individually
less than 5% of Plan assets)	300,917,760	212,101,937
	$1,592,949,861	$1,315,172,893

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

During the years ended December 31, 2010 and 2009, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2010	2009

Mutual funds	$18,514,2599	$29,954,1611
Common/collective trust funds	109,108,6933	150,804,6822
Humana Unitized Stock Fund	46,085,5455	33,645,3077
Personal Choice Retirement Account	2,825,1422	5,311,8655
	$176,533,6399	$219,716,0155

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following table summarizes the fair value of the Plan’s investments at December 31, 2010 and 2009, respectively, for investments measured at fair value on a recurring basis:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010
Mutual funds:
Fixed income funds	$163,677,415	$163,677,415	$-	$-
Growth funds	94,474,658	94,474,658	-	-
Total mutual funds	258,152,073	258,152,073	-	-
Common/collective trust funds:
Target date funds	248,239,371	-	248,239,371	-
Index funds	241,592,120	-	241,592,120	-
Growth funds	213,250,507	-	213,250,507	-
Value funds	118,935,905	-	118,935,905	-
Total common/collective trust funds	822,017,903	-	822,017,903	-
Stable Value Fund	239,455,348	-	239,170,613	284,735
Humana Unitized Stock Fund	220,646,148	-	220,646,148	-
Personal Choice Retirement Account	52,678,389	52,678,389	-	-
Total investments	$1,592,949,861	$310,830,462	$1,281,834,664	$284,735

December 31, 2009
Mutual funds:
Fixed income funds	$135,202,072	$135,202,072	$-	$-
Growth funds	75,249,944	75,249,944	-	-
Total mutual funds	210,452,016	210,452,016	-	-
Common/collective trust funds:
Growth funds	194,262,033	-	194,262,033	-
Index funds	180,461,664	-	180,461,664	-
Target date funds	170,395,790	-	170,395,790	-
Value funds	102,200,398	-	102,200,398	-
Total common/collective trust funds	647,319,885	-	647,319,885	-
Stable Value Fund	218,761,238	-	218,540,892	220,346
Humana Unitized Stock Fund	196,933,607	-	196,933,607	-
Personal Choice Retirement Account	41,706,147	41,706,147	-	-
Total investments	$1,315,172,893	$252,158,163	$1,062,794,384	$220,346

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

During the year ended December 31, 2010 and 2009, respectively, the changes in the fair value of the Plan’s investments measured using significant unobservable inputs (Level 3) were comprised of the following:

	Stable Value Fund (1)
	2010	2009

Beginning balance at January 1	$220,346	$283,751
Change in unrealized appreciation (depreciation)	64,389	(63,405)
Balance at December 31	$284,735	$220,346

(1) Represents the Plan’s proportionate interest in the Stable Value Fund’s wrap contracts.

5.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated July 15, 2010, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2007.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trust funds managed by the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.

For the year ended December 31, 2010, 2,328,484 units of the Humana Unitized Stock Fund were purchased for $41,934,826 and 3,530,179 units of the Humana Unitized Stock Fund were sold for $64,348,056. For the year ended December 31, 2009, 3,894,710 units of the Humana Unitized Stock Fund were purchased for $43,883,462 and 4,831,786 units of the Humana Unitized Stock Fund were sold for $60,317,103.  At December 31, 2010 and 2009, the fair value of the Humana Unitized Stock Fund was $220,646,148 and $196,933,607, respectively, which represented 13.9% and 15.0%, respectively, of the fair value of all investments held by the Plan.

The Company has authorized Evercore Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Evercore Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Evercore Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.

Humana Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

7.      RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, as discussed in Note 4. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$1,678,069,321	$1,391,638,326
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	11,105,239	8,060,159
Net assets available for benefits per the Form 5500	$1,689,174,560	$1,399,698,485

The following is a reconciliation of the net change in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

December 31, 2010

Net increase in net assets available for benefits per the financial statements	$286,430,995
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	3,045,080
Net increase in net assets available for benefits per the Form 5500	$289,476,075

Humana Retirement Savings Plan
Plan #002  EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issue and Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value

REGISTERED INVESTMENT COMPANY (MUTUAL FUNDS):
Pimco Total Return Fund	$163,677,415
Prudential Jennison Small Company Z	94,474,658
Total Mutual Funds	258,152,073

COMMON/COLLECTIVE TRUSTS:
*Humana Unitized Stock Fund:
Humana Common Stock	216,416,285
State Street Global Advisors Government Money Market Fund	4,229,863
Total Humana Unitized Stock Fund	220,646,148
State Street Global Advisors Russell All Cap Stock Index I Fund	139,993,225
Artisan International Growth Trust *Schwab Institutional Large Cap Value Trust Fund	125,709,116 118,935,905
EB Daily Liquidity Small Cap Stock Index	101,598,895
Neuberger Berman Large Cap Disciplined Growth Fund	87,541,391
*Schwab Managed Retirement Trust 2010 Fund Class IV	22,510,059
*Schwab Managed Retirement Trust 2020 Fund Class IV	57,710,351
*Schwab Managed Retirement Trust 2030 Fund Class IV	65,332,861
*Schwab Managed Retirement Trust 2040 Fund Class IV *Schwab Managed Retirement Trust 2050 Fund Class IV	82,464,491 13,713,858
*Schwab Managed Retirement Trust Income Fund Class IV	6,507,751
Stable Value Fund:
IGT Invesco Intermediate Government Fund – Common/Collective Trust	35,207,943
Bank of America NA Synthetic GIC Wrap Contract #99-049	194,505

IGT PIMCO AAA or Better Intermediate Fund – Common/Collective Trust	40,299,737
JP Morgan Chase Synthetic GIC Wrap Contract #433120-TH	-

IGT WAM AAA or Better Intermediate Fund – Common/Collective Trust	40,032,447
Monumental Insurance Company Synthetic GIC Wrap Contract #MDA-00640TR	70,226

IGT Invesco Short-term Bond Fund – Common/Collective Trust	46,454,584
NATIXIS Capital Markets Synthetic GIC Wrap Contract #1237-02	-

IGT Invesco Short-term Bond Fund – Common/Collective Trust	10,421,924
Pacific Life Insurance Synthetic GIC Wrap Contract #G-26956.01.0001	20,004

IGT Invesco Short-term Bond Fund – Common/Collective Trust	54,811,850
State Street Bank Synthetic GIC Wrap Contract #103104	-

Short-term Investment Fund State Street Global Advisors Contract #CSCI	11,942,128
Total Stable Value Fund	239,455,348
Total Common/Collective Trusts	1,282,119,399

OTHER INVESTMENTS:
Personal Choice Retirement Account – Self-directed Brokerage Account *Participant Loan Fund, Interest Rate 4.25%-9.50%	52,678,389 37,270,294
Total	$1,630,220,155

  *Party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT SAVINGS PLAN

BY:

/s/ JAMES H. BLOEM

James H. Bloem
Senior Vice President,
Chief Financial Officer
and Treasurer (Principal Financial Officer)

June 23, 2011

Exhibit Index

Exhibit 23                                                      Consent of Independent Registered Public Accounting Firm